Exhibit 11

(IN THOUSANDS EXCEPT PER SHARE DATA)
	2011	2010

Net Earnings (1)	$11,363	$13,199

Weighted average common shares outstanding (2)	6,866	6,858

Common share equivalents relating to stock options when dilutive	3	-

Adjusted common and common equivalent
shares for computation (3)	6,869	6,858

Net earnings per share:
Basic (1 divided by 2)	$1.65	$1.92
Diluted (1 divided by 3)	$1.65	$1.92